Exhibit 28(l)

[LETTERHEAD OF FIERA CAPITAL INC.]

April 25, 2017

Board of Trustees
Fiera Capital Series Trust
375 Park Ave., 8th Floor
New York, New York 10152

To the Board of Trustees:

In order to provide the Fiera Capital Global Equity Focused Fund (the “Fund”) with initial capital so as to enable the public offering of shares of the Fund, Fiera Capital Inc. (“Fiera”) is hereby purchasing from the Fund 10,000 shares of beneficial interest, par value $0.001 per share, of the Fund, at a purchase price of $10.00 per share.

Fiera represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Fiera Capital Inc.

By:	/s/ Stephen McShea
Name:	Stephen McShea
Title:	General Counsel